mikeswigunski@gmail.com

www.linkedin.com/in/
mikeswigunski (LinkedIn)
globalcareerbook.com (Personal)
globalcareer.io (Personal)

Top Skills

Writing
Freelancing
freelance writing

Languages

English

Certifications

Inbound Certification
Google Analytics
Google Adwords Fundamentals

Honors-Awards

MBA Scholarship Recipient
Recent Alumni Achievement Award

Publications

Global Career: How to Work
Anywhere and Travel Forever

Michael Swigunski, MBA

Helping Millions Earn From Anywhere | #1 Bestselling Author | TEDx
Speaker | Remote.com Award-Winning Expert | $120M+ Online
Businesses Bought & Sold (M&A)
Greater St. Louis

Summary

"Remote jobs expert, best selling author, and founder of Global
Career, Mike Swigunski." -Entrepreneur.com

"Keen traveler Michael Swigunski has seen more of the world than
most, visiting and working in over 100 countries in the last eight
years alone." -Forbes.com

"Mike Swigunski is the founder of GlobalCareer.io, an international
job board for remote workers. He emphasizes the importance of the
quality of his work equipment, most specifically his computer and
noise-canceling headphones." -Lonely Planet

Mike Swigunski is a bestselling author, remote work leader, and
founder of GlobalCareerBook.com.

As an online business expert that has brokered millions of dollars in
digital assets and also helped build an eight-figure remote company,
he has cultivated a strong passion and knowledge for everything
within the remote work realm.

Mike is focused on transforming the way location-independent
work and business synergize. After more than a decade of working
remotely and internationally in more than 100+ countries, Mike has
built a unique 360-degree view of the remote workforce and he loves
sharing his knowledge and experience to help others succeed.

My Areas of Expertise:
Amazon FBA
Ecommerce
Shopify
SaaS
Amazon Affiliate

Amazon Associates

Selling Online Businesses

Buying Online Businesses

Selling FBA Business

Buying FBA Business

Remote Jobs and Remote Work

Entrepreneurship and Scaling Businesses

Travel Hacking and Traveling Tips

Digital Nomad Advice & Support

Effective Leadership

High-Level Marketing Automation Proficiency

Media Buying & Ad Management

Employee Training & Mentorship

Marketing & Advertising Campaigns

Multitasking & Prioritization

Client Relations Management

Exceptional Business Acumen

Operations Management

Tactful Communications

Talent Recruitment

Market Research & Analysis

Best Selling Author

Public Speaking

Panel Speaker

Virtual Summit Speeches

Podcasts

Keynote Speaker

Workshop Presenter

Remote Work

Travel Expert

Digital Marketing

Entrepreneur

Amazon FBA & FMB

SaaS

Dropshipping

Affiliate & Amazon Associates

E-commerce

TEDx Speaker

Keynote Presenter

Keynote Speaker

Experience

Dividends Capital
Founder
2026 - Present (less than a year)

We acquire and scale profitable digital businesses, then deliver recurring and predictable dividends to investors through a modern wealthtech platform.

Global Career
Founder
November 2018 - Present (7 years 6 months)
Remote

Global Career is on a mission to help millions Earn From Anywhere.

We do this by guiding people along three proven paths: Remote Work, Freelancing, and Entrepreneurship. Through our programs, tools, and community, we've already empowered thousands of people to achieve Financial Freedom, Location Independence, and Full Control of Their Calendar.

Whether you're looking to break free from the 9-to-5, travel the world while earning, or build a business from your laptop, Global Career provides the roadmap and support to make it possible. Our goal is not just to help people make money online, it's to give them the freedom to live life on their own terms.

Want to see for yourself?

Check out our success stories here: https://globalcareerbook.com/reviews

Czech University of Life Sciences Prague
Guest Lecturer
April 2024 - Present (2 years 1 month)
Prague, Czechia

Guest Lecturer in Online Entrepreneurship, teaching students how to launch profitable online businesses in under a week powered by AI and free tools.

Copy Sharks
Co-Founder
August 2021 - Present (4 years 9 months)

Remote

350+ Successful Students Graduated! CopySharks.com teaches you how to become a top 1% freelance writer in just six weeks. We help you build a profitable side hustle that allows you to achieve financial independence, control your own calendar, and work from anywhere! Over these six weeks, we'll share our unique Freelance Freedom Formula with you that's already helped hundreds transform their lives.

Forbes
Contributor
February 2021 - Present (5 years 3 months)

Covering emerging trends of remote work, online businesses, and business leaders.

Mike Swigunski is a bestselling author, remote work leader, and founder of GlobalCareerBook.com. As an online business expert that has brokered millions of dollars in digital assets and also helped build an eight-figure remote company, he has cultivated a strong passion and knowledge for everything within the remote work realm.

Mike is focused on transforming the way location-independent work and business synergize. After more than a decade of working remotely and internationally in more than 100+ countries, Mike has built a unique 360-degree view of the remote workforce and he loves sharing his knowledge and experience to help others succeed.

Entrepreneur Media
Contributor
May 2019 - Present (7 years)

Contributing to Entrepreneur.com on a variety of topics such as travel, working from home, remote work and online entrepreneurship. If you are interested in learning how to work from anywhere and travel forever, feel free to send me a message or check out some of my published articles and webinars.

SwigMeetsWorld.com
Founder
January 2014 - Present (12 years 4 months)

Travel Writer and photographer documenting travel experiences, city guides, money saving tips and much more all around the world.

Empire Flippers — Buy, Sell & Invest In Online Businesses
Senior Marketing Strategist
April 2016 - April 2020 (4 years 1 month)
Wilmington, Delaware, United States

-Employee #4 for Empire Flippers (One Of The Fastest Growing Companies In The USA -INC.com)
-Helped Scale from $12M to $120M+ in Brokered Deals over 4 years
-HubSpot Inbound Certified & Automation Expert
-Email Marketing Certified (Digital Marketer & HubSpot)
-Social Media Management and Media Buying (LinkedIn, Facebook, Instagram, Google Ads)
-Event & Conference Planning
-Google Adwords Certified
-Content Creation, Blog Writing, Press Creation and Video Production

Wayfare Magazine
Marketing & Sales Manager
October 2015 - January 2016 (4 months)
Auckland, New Zealand

Wayfare is a combination of stunning photography and insightful writing with features focused on the wider experience of visiting a place - the people, the history, the wildlife and the landscapes that make a place what it is. Our mission is to present insightful, intelligent travel content to inspire the next trip, adventure or exploration.

ICN Group Corp.
Assistant Marketing Manager
April 2015 - August 2015 (5 months)

-Strategic Consulting, including business plan & sales strategy development.
-International Marketing and Coordination of internships for students, new graduates and young professionals
-Developing and carrying out the company's Social Media strategy

Hanmi Global Publishing
Freelance Writer
February 2015 - July 2015 (6 months)
Haeundae-gu, Busan, Korea

Created original content for children's English books.

GFN Radio Network

Travel Writer
February 2014 - August 2014 (7 months)
Buk-gu, Gwangju, Korea

- Gwangju Lifestyle and Local Happenings Travel Writer for GFN Radio
Network

QuirQy
Advertising and Sales Manager
March 2013 - June 2013 (4 months)

iPad Concierge Service for 5 star Hotels. What to Do, Where to Do It.
-Sold digital listings to marketing managers and business owners
-Top sales among colleagues and quickly promoted to a managerial position
-Integrated over 27,000 businesses from the Australian Tourism Warehouse
into our product's data base

Wells Fargo Advisors
Prime Broker
October 2012 - December 2012 (3 months)

•Execute foreign and local trades for brokers and money managers
•Resolve client inquires related to financial detail discrepancies by
communicating with clients and brokers

Czech University of Life Sciences Prague
Lecturer and Seminar Leader
September 2011 - June 2012 (10 months)
prague, czech republic

•Seminar leader of Financial Economics and English for Information
Technology
•Create curriculums for 100+ international students for both courses (lectures,
worksheets, exams, etc.)
•Conduct research pertaining to the Global and European Economy:
specifically the Anheuser Busch acquisition by InBev and the resulting
changes in the economy
•Presented separate lectures on the US economic crisis

University of Missouri
Prague Study Abroad Student Manager
August 2009 - June 2011 (1 year 11 months)

•Recruited Students (Increased enrollment numbers 350% from 2009-2010 and surpassed 2010 enrollment in 2011)
•Taught pre-departure course through University of Missouri- Columbia
•Assisted the program director and the on-site faculty members as needed: Teacher's Assistant
•Monitored and managed student issues and problems on a daily basis (such as lost luggage, scheduling events, assisting with travel and helping understand the city of Prague)
•Enforced program policies pertaining to behavior, emergencies and general issues

Fianna Fáil
Intern
June 2010 - July 2010 (2 months)
Dublin, Ireland

•Interned at Ireland's Governing Political Party Headquarters
•Developed a recruitment strategy to target youth members (contacted universities and constituencies throughout Ireland)
•Organized an officer skills seminar and fundraiser in Dublin (edited and revised schedule; spoke with constituency leaders about attendance and overview of seminar)
•Created campaign package for the National Parliament (President, Senators, etc.)

Education

Chonnam National University
Master of Business Administration (MBA), MBA · (2013 - 2015)

University of Missouri-Columbia
Bachelor of Science in Business Administration (BSBA), Finance and Banking; Real Estate; Business · (2007 - 2011)

Università degli Studi di Bergamo
BSBA, International Business · (2009 - 2009)